PRIVATE CLIENT SERVICES, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2016

Cash Flows From Operating Activities:	
Cash received from commissions and fees	$ 10,811,149
Cash paid for operating expenses	(11,453,964)
Other income received	706,115
Net cash flows provided by operating activities	63,300
Cash Flows From Financing Activities:	
Capital contribution	50,000
Net change in cash and cash equivalents	113,300
Cash and cash equivalents at the beginning of the year	33,324
Cash at the end of the year	$ 146,624

The accompanying footnotes are an integral part of these financial statements.

PRIVATE CLIENT SERVICES, LLC
STATEMENT OF CASH FLOWS (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 2016

Reconciliation of net loss to net cash used in operating activities:

Net Income	$	2,809
Adjustments to reconcile net income to net cash flows from operating activities:		
Depreciation		4,524
Goodwill impairment		8,894
Decrease (increase) in assets:		
Commissions receivable		313,357
Accounts receivable		63,320
Receivable from clearing organization		(205,431)
Prepaid expenses and other current assets		(97,092)
Increase (decrease) in liabilities:		
Commissions payable		(265,327)
Accounts payable		21,901
Accrued payroll		22,526
Deferred revenue and rep expenses collected		193,820
Net cash provided by operating activities	$	63,301

The accompanying footnotes are an integral part of these financial statements.